Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-191983, 333-191983-01 and 333-179821 on Forms S-3, and Registration Statement Nos., 333-181461, 333-107743, 333-166888, and 333-170706 on Forms S-8 of our reports dated February 18, 2015, relating to the consolidated financial statements and financial statement schedules of NiSource Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s initial public offering of limited partner interests of Columbia Pipeline Partners LP which was completed on February 11, 2015) and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2014.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 18, 2015